UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 8)

                          Kinder Morgan Management, LLC
    ------------------------------------------------------------------------
                                (NAME OF ISSUER)


                                     Shares
    ------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   49455U 10 0
    ------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                              Mr. Joseph Listengart
                               Kinder Morgan, Inc.
                          500 Dallas Street, Suite 1000
                              Houston, Texas 77002
                            Telephone: (713) 369-9000

                                 with copies to:

--------------------------------------------------------------------------------
      Mr. Gary W. Orloff                                    Jay Tabor, Esq.
    Bracewell & Giuliani LLP                          Weil, Gotshal & Manges LLP
711 Lousiana Street, Suite 2300                           200 Crescent Court
      Houston, Texas 77002                                     Suite 300
    Telephone: (713) 221-2166                             Dallas, Texas 75201
                                                       Telephone: (214) 746-7700
--------------------------------------------------------------------------------


    ------------------------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)


                                  May 30, 2007
    ------------------------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------------------
CUSIP No. 49455U 10 0                      13D/A                               Page 2 of 40
-------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON:         KINDER MORGAN, INC.
              I.R.S. IDENTIFICATION NO.                  48-0290000
              OF ABOVE PERSON (ENTITIES ONLY):
-------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                    (A) [_]
                                                                                   (B) [_]
-------------------------------------------------------------------------------------------
      3       SEC USE ONLY

-------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS:      OO

-------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 [_]
              PURSUANT TO ITEM 2(d) OR 2(e):
-------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF           KANSAS
              ORGANIZATION:

-------------------------------------------------------------------------------------------
     NUMBER OF        7   SOLE VOTING POWER:             9,991,962
       SHARES
                     ----------------------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER:           -0-
      OWNED BY
                     ----------------------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER:        9,991,962
     REPORTING
                     ----------------------------------------------------------------------
    PERSON WITH       10  SHARED DISPOSITIVE POWER:      -0-

-------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY     9,991,962
              REPORTING PERSON:

-------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN          [__]
              SHARES:

-------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):             14.3%

-------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON:         CO

-------------------------------------------------------------------------------------------

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CUSIP No. 49455U 10 0                      13D/A                               Page 3 of 40
-------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON:         KNIGHT MIDCO INC.
              I.R.S. IDENTIFICATION NO.                  26-0238444
              OF ABOVE PERSON (ENTITIES ONLY):
-------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                    (A) [_]
                                                                                   (B) [_]
-------------------------------------------------------------------------------------------
      3       SEC USE ONLY

-------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS:      OO

-------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 [_]
              PURSUANT TO ITEM 2(d) OR 2(e):
-------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF           DELAWARE
              ORGANIZATION:

-------------------------------------------------------------------------------------------
     NUMBER OF        7   SOLE VOTING POWER:             -0-
       SHARES
                     ----------------------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER:           9,991,962
      OWNED BY
                     ----------------------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER:        -0-
     REPORTING
                     ----------------------------------------------------------------------
    PERSON WITH       10  SHARED DISPOSITIVE POWER:      9,991,962

-------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY     9,991,962
              REPORTING PERSON:

-------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN          [__]
              SHARES:

-------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):             14.3%

-------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON:         CO

-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
CUSIP No. 49455U 10 0                      13D/A                               Page 4 of 40
-------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON:         KNIGHT HOLDCO DE INC.
              I.R.S. IDENTIFICATION NO.                  26-0318790
              OF ABOVE PERSON (ENTITIES ONLY):
-------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                    (A) [_]
                                                                                   (B) [_]
-------------------------------------------------------------------------------------------
      3       SEC USE ONLY

-------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS:      OO

-------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 [_]
              PURSUANT TO ITEM 2(d) OR 2(e):
-------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF           DELAWARE
              ORGANIZATION:

-------------------------------------------------------------------------------------------
     NUMBER OF        7   SOLE VOTING POWER:             -0-
       SHARES
                     ----------------------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER:           9,991,962
      OWNED BY
                     ----------------------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER:        -0-
     REPORTING
                     ----------------------------------------------------------------------
    PERSON WITH       10  SHARED DISPOSITIVE POWER:      9,991,962

-------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY     9,991,962
              REPORTING PERSON:

-------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN          [__]
              SHARES:

-------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):             14.3%

-------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON:         CO

-------------------------------------------------------------------------------------------

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-------------------------------------------------------------------------------------------
CUSIP No. 49455U 10 0                      13D/A                               Page 5 of 40
-------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON:         KNIGHT HOLDCO LLC
              I.R.S. IDENTIFICATION NO.                  26-0238387
              OF ABOVE PERSON (ENTITIES ONLY):
-------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                    (A) [_]
                                                                                   (B) [_]
-------------------------------------------------------------------------------------------
      3       SEC USE ONLY

-------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS:      OO

-------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 [_]
              PURSUANT TO ITEM 2(d) OR 2(e):
-------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF           DELAWARE
              ORGANIZATION:

-------------------------------------------------------------------------------------------
     NUMBER OF        7   SOLE VOTING POWER:             -0-
       SHARES
                     ----------------------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER:           9,991,962
      OWNED BY
                     ----------------------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER:        -0-
     REPORTING
                     ----------------------------------------------------------------------
    PERSON WITH       10  SHARED DISPOSITIVE POWER:      9,991,962

-------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY     9,991,962
              REPORTING PERSON:

-------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN          [__]
              SHARES:

-------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):             14.3%

-------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON:         HC

-------------------------------------------------------------------------------------------

                                 SCHEDULE 13D/A
                                 --------------

      EXPLANATORY NOTES: This Amendment No. 8 (this "Amendment") amends and supplements the Statement on Schedule 13D (the "Initial Statement") filed by Kinder Morgan, Inc. on May 25, 2001, relating to the shares of Kinder Morgan Management, LLC (such Initial Statement, as amended and supplemented by Amendment No. 1 dated September 17, 2007, Amendment No. 2 dated March 27, 2003, Amendment No. 3 dated August 28, 2003, Amendment No. 4 dated March 18, 2005, Amendment No. 5 dated June 24, 2005, Amendment No. 6 dated November 14, 2005 and Amendment No. 7 dated January 6, 2006, the "Statement").

      As described herein, on May 30, 2007, Kinder Morgan, Inc., a Kansas corporation ("KMI") merged (the "Merger") with Knight Acquisition Co., a Kansas corporation, with KMI as the surviving corporation in the Merger. As a result of the Merger, KMI became a direct, wholly-owned subsidiary of Knight Midco Inc., a Delaware corporation ("Knight Midco"). Knight Holdco DE Inc., a Delaware corporation ("Knight Holdco DE"), owns all of the outstanding common stock of Knight Midco. Each of Knight Midco and Knight Holdco DE is a direct or indirect wholly-owned subsidiary of Knight Holdco LLC, a Delaware limited liability company ("Knight Holdco"). This Amendment is being filed to reflect shares (the "Shares") of Kinder Morgan Management, LLC(the "Issuer") that may be deemed to be indirectly beneficially owned by Knight Midco, Knight Holdco DE and Knight Holdco as a result of the Merger.

      ITEM 2.  IDENTITY AND BACKGROUND.

      Item 2 of the Statement is hereby amended and restated as follows: This

      Amendment is being filed jointly on behalf of KMI, Knight Midco, Knight Holdco DE and Knight Holdco (collectively, the "Reporting Persons"). The address of the principal office of each of the Reporting Persons is 500 Dallas Street, Suite 1000, Houston, Texas 77002.

      Each of the Reporting Persons is engaged principally in the business of energy transportation, storage and distribution, or the ownership and operation of companies involved in such business.

      Information relating to the directors or managers and executive officers of each of the Reporting Persons, and to certain affiliates of and investment funds associated with Goldman Sachs & Co., The Carlyle Group, Riverstone Holdings LLC and American International Group, Inc., as members of Knight Holdco (collectively, the "Sponsors"), is contained in Appendix A attached hereto and is incorporated herein by reference.

      During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Item 3 of the Statement is supplemented as follows:

      On May 30, 2007, KMI merged with and into Knight Acquisition Co., a Kansas corporation, with KMI as the surviving corporation in the Merger. As a result of the Merger, KMI became a direct, wholly-owned subsidiary of Knight Midco. Knight Holdco DE owns all of the outstanding common stock of Knight Midco. Each of Knight Midco and Knight Holdco DE is a direct or indirect wholly-owned subsidiary of Knight Holdco.

      ITEM 4.  PURPOSE OF THE TRANSACTION.

      Item 4 of the Statement is hereby amended and restated as follows:

      The Reporting Persons hold Shares as reported herein for the purpose of investment. The Reporting Persons have no present plan or proposal with respect to any action that would relate to or result in the occurrence of any of the matters enumerated under Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate specific plans or proposals with respect to, or change their intentions regarding, any or all of the foregoing.

      ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      Item 5 of the Statement is supplemented as follows:

      (a) and (b) Knight Midco, Knight Holdco DE and Knight Holdco may be deemed to have indirect beneficial ownership of the 9,991,962 Shares owned by their wholly-owned subsidiaries, representing, as of June 7, 2007, 14.3% of the outstanding Shares. The persons listed on Appendix A disclaim any beneficial ownership of the Shares owned by the Reporting Persons.

      (c) Except as described herein, neither the Reporting Persons, nor, to the Reporting Persons' best knowledge, the persons listed on Appendix A, have effected any transactions in the Shares in the past 60 days.

      (d) Not applicable.

      (e) Not applicable.

      The information in Appendix A attached hereto is incorporated by reference into this Item 5.

      ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Item 6 of the Statement is supplemented as follows:

      The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated herein by reference. To the best of the Reporting Person's knowledge, except as described in this Statement, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons, the persons listed on Appendix A, and any other person with respect to the securities of the Issuer.

                                   Signatures

           After reasonable inquiry and to the best knowledge and belief of each of the undersigned, such person certifies that the information set forth in this
Schedule 13D/A with respect to such person is true, complete and correct.

                                    Dated: June 11, 2007


                                    KINDER MORGAN, INC.


                                    By:  /s/ Joseph Listengart
                                        ---------------------------------
                                    Name:  Joseph Listengart
                                    Title: Vice President, General Counsel &
                                           Secretary


                                    KNIGHT MIDCO INC.


                                    By:  /s/ Joseph Listengart
                                        ---------------------------------
                                    Name:  Joseph Listengart
                                    Title: Vice President, General Counsel &
                                           Secretary


                                    KNIGHT HOLDCO DE INC.


                                    By:  /s/ Joseph Listengart
                                        ---------------------------------
                                    Name:  Joseph Listengart
                                    Title: Vice President, General Counsel &
                                           Secretary


                                    KNIGHT HOLDCO LLC


                                    By:  /s/ Joseph Listengart
                                        ---------------------------------
                                    Name:  Joseph Listengart
                                    Title: Vice President, General Counsel &
                                           Secretary

                                   APPENDIX A

         INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF
                               KINDER MORGAN, INC.

      Set forth below are the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of Kinder Morgan, Inc. ("KMI"). The principal address of each person listed below, unless otherwise indicated, is 500 Dallas Street, Suite 1000, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States.

--------------------------------------------------------------------------------
NAME                         PRESENT PRINCIPAL           NUMBER OF SHARES
                             OCCUPATION AND POSITION     BENEFICIALLY OWNED
                                                         (PERCENTAGE OF SHARES
                                                         OUTSTANDING) AS OF
                                                         JUNE 7, 2007, UNLESS
                                                         PROVIDED OTHERWISE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Richard D. Kinder            Mr. Kinder is a Director,    61,856 (less than 1%)
                             Chairman of the Board of
                             Directors and Chief
                             Executive Officer of KMI.
                             Mr. Kinder's present
                             principal occupation is
                             the foregoing and as
                             Director, Chairman and
                             Chief Executive Officer of
                             Kinder Morgan G.P., Inc.
                             ("KMGP") and Kinder Morgan
                             Management, LLC ("KMR").
--------------------------------------------------------------------------------
C. Park Shaper               Mr. Shaper is a Director     3,005 (less than 1%)
                             and President of KMI.  Mr.
                             Shaper's present principal
                             occupation is the
                             foregoing and as Director
                             and President of KMGP and
                             KMR.
--------------------------------------------------------------------------------
Kenneth Pontarelli           Mr. Pontarelli is a                   --
Goldman, Sachs & Co.         Director of KMI.  Mr.
85 Broad Street              Pontarelli's present
New York, NY 10004           principal occupation is
                              Managing Director of
                              Goldman, Sachs & Co.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Seven J. Kean                Mr. Kean is the Executive             --
                             Vice President and Chief
                             Operating Officer of KMI.
                             Mr. Kean's present
                             principal occupation is
                             the foregoing and
                             Executive Vice President
                             and Chief Operating
                             Officer of KMGP and KMR.
--------------------------------------------------------------------------------
Joseph Listengart            Mr. Listengart is the Vice            --
                             President, General Counsel
                             and Secretary of KMI.  Mr.
                             Listengart's present
                             principal occupation is
                             the foregoing and Vice
                             President, General Counsel
                             and Secretary of KMGP and
                             KMR.

--------------------------------------------------------------------------------
Scott E. Parker              Mr. Parker is the Vice                --
                             President (President,
                             Natural Gas Pipelines) of
                             KMI.  Mr. Parker's present
                             principal occupation is
                             the foregoing and Vice
                             President (President,
                             Natural Gas Pipelines) of
                             KMGP and KMR.
--------------------------------------------------------------------------------
David Kinder(1)              Mr. Kinder is the Vice       1,454 (less than 1%)
                             President, Corporate
                             Development and Treasurer
                             of KMI.  Mr. Kinder's
                             present principal
                             occupation is the
                             foregoing and Vice
                             President, Corporate
                             Development and Treasurer
                             of KMGP and KMR.
--------------------------------------------------------------------------------
Kimberly Allen Dang          Ms. Dang is the CFO and       425 (less than 1%)
                             Vice President, Investor
                             Relations of KMI. Ms.
                             Dang's present principal
                             occupation is the
                             foregoing and CFO and Vice
                             President, Investor
                             Relations, of KMGP and
                             KMR.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
James Street                 Mr. Street is the Vice       2,880 (less than 1%)
                             President, Human
                             Resources, Administration
                             and Information Technology
                             of KMI.  Mr. Street's
                             present principal
                             occupation is the
                             foregoing and Vice
                             President, Human
                             Resources, Administration
                             and Information Technology
                             of KMGP and KMR.
--------------------------------------------------------------------------------
Ian Anderson                 Mr. Anderson is the                   --
                             President of Kinder Morgan
                             Canada.  Mr. Andersons
                             present principal
                             occupation is the
                             foregoing and President,
                             Kinder Morgan Canada of
                             KMGP and KMR.
--------------------------------------------------------------------------------


(1) Includes 256 Shares owned by Mr. Kinder's son. Mr. Kinder disclaims beneficial ownership of such Shares.

         INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF
                                KNIGHT MIDCO INC.

      Set forth below are the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of Knight Midco Inc. ("Knight Midco"). The principal address of each person listed below, unless otherwise indicated, is 500 Dallas Street, Suite 1000, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States.

--------------------------------------------------------------------------------
NAME                         PRESENT PRINCIPAL           NUMBER OF SHARES
                             OCCUPATION AND POSITION     BENEFICIALLY OWNED
                                                         (PERCENTAGE OF SHARES
                                                         OUTSTANDING) AS OF
                                                         JUNE 7, 2007, UNLESS
                                                         PROVIDED OTHERWISE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Richard D. Kinder            Mr. Kinder is the sole       61,856 (less than 1%)
                             Director and Chief
                             Executive Officer of
                             Knight Midco.  Mr.
                             Kinder's present principal
                             occupation is as Director,
                             Chairman and Chief
                             Executive Officer of KMI,
                             KMGP and KMR.
--------------------------------------------------------------------------------
C. Park Shaper               Mr. Shaper is President of   3,005 (less than 1%)
                             Knight Midco.  Mr.
                             Shaper's present principal
                             occupation is as Director
                             and President of KMI, KMGP
                             and KMR.
--------------------------------------------------------------------------------
Joseph Listengart            Mr. Listengart is the Vice            --
                             President, General Counsel
                             and Secretary of Knight
                             Midco.  Mr. Listengart's
                             present principal
                             occupation is Vice
                             President, General Counsel
                             and Secretary of KMI, KMGP
                             and KMR.
--------------------------------------------------------------------------------

         INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF
                              KNIGHT HOLDCO DE INC.

      Set forth below are the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of Knight Holdco DE Inc. ("Knight Holdco DE"). The principal address of each person listed below, unless otherwise indicated, is 500 Dallas Street, Suite 1000, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States.

--------------------------------------------------------------------------------
NAME                         PRESENT PRINCIPAL           NUMBER OF SHARES
                             OCCUPATION AND POSITION     BENEFICIALLY OWNED
                                                         (PERCENTAGE OF SHARES
                                                         OUTSTANDING) AS OF
                                                         JUNE 7, 2007, UNLESS
                                                         PROVIDED OTHERWISE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Richard D. Kinder            Mr. Kinder is the sole       61,856 (less than 1%)
                             Director and Chief
                             Executive Officer of
                             Knight Holdco DE.  Mr.
                             Kinder's present principal
                             occupation is as Director,
                             Chairman and Chief
                             Executive Officer of KMI,
                             KMGP and KMR.
--------------------------------------------------------------------------------
C. Park Shaper               Mr. Shaper is President of   3,005 (less than 1%)
                             Knight Holdco DE.  Mr.
                             Shaper's present principal
                             occupation is as Director
                             and President of KMI, KMGP
                             and KMR.
--------------------------------------------------------------------------------
Joseph Listengart            Mr. Listengart is the Vice            --
                             President, General Counsel
                             and Secretary of Knight
                             Holdco DE.  Mr.
                             Listengart's present
                             principal occupation is
                             Vice President, General
                             Counsel and Secretary of
                             KMI, KMGP and KMR.
--------------------------------------------------------------------------------

          INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS OF
                               KNIGHT HOLDCO LLC.

      Set forth below are the name, current business address, citizenship and the present principal occupation or employment of each manager and executive officer of Knight Holdco LLC ("Knight Holdco"). The principal address of each person listed below, unless otherwise indicated, is 500 Dallas Street, Suite 1000, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States.

--------------------------------------------------------------------------------
NAME                         PRESENT PRINCIPAL           NUMBER OF SHARES
                             OCCUPATION AND POSITION     BENEFICIALLY OWNED
                                                         (PERCENTAGE OF SHARES
                                                         OUTSTANDING) AS OF
                                                         JUNE 7, 2007, UNLESS
                                                         PROVIDED OTHERWISE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Richard D. Kinder            Mr. Kinder is a member of    61,856 (less than 1%)
                             the Board of Managers and
                             Chief Manager of Knight
                             Holdco. Mr. Kinder's
                             present principal occupation
                             is as Director, Chairman
                             and Chief Executive Officer
                             of KMI, KMGP and KMR.
--------------------------------------------------------------------------------
C. Park Shaper               Mr. Shaper is a member of    3,005 (less than 1%)
                             the Board of Managers and
                             the President of Knight
                             Holdco.  Mr. Shaper's
                             present principal
                             occupation is as Director
                             and President of KMI, KMGP
                             and KMR.
--------------------------------------------------------------------------------
Seven J. Kean                Mr. Kean is a member of               --
                             the Board of Managers and
                             the Executive Vice
                             President and Chief
                             Operating Officer of
                             Knight Holdco.  Mr. Kean's
                             present principal
                             occupation is Executive
                             Vice President and Chief
                             Operating Officer of KMI,
                             KMGP and KMR.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Michael C. Morgan            Mr. Morgan is a member of    5,147 (less than 1%)
5 Post Oak Park              the Board of Managers of
4400 Post Oak Parkway        Knight Holdco.  Mr.
Suite 1450                   Morgan's present principal
Houston, Texas 77027         occupation is President
                             and Chief Executive
                             Officer of Portcullis
                             Partners, LP, an entity
                             engaged in investment
                             management for its own
                             account.
--------------------------------------------------------------------------------
Fayez Sarofim                Mr. Sarofim is a member of            --
Fayez Sarofim & Co.          the Board of Managers of
Two Houston Center           Knight Holdco.  Mr.
Suite 2907                   Sarofim's present
Houston, Texas 77010         principal occupation is
                             Chairman of the Board and
                             President of Fayez,
                             Sarofim & Co., an
                             investment counseling firm.
--------------------------------------------------------------------------------
Henry Cornell                Mr. Cornell is a member of            --
Goldman, Sachs & Co.         the Board of Managers of
85 Broad Street              Knight Holdco.  Mr.
New York, NY 10004           Cornell's present
                             principal occupation is
                             Managing Director of
                             Goldman, Sachs & Co.
--------------------------------------------------------------------------------
Kenneth Pontarelli           Mr. Pontarelli is a member            --
Goldman, Sachs & Co.         of the Board of Mangers of
85 Broad Street              Knight Holdco.  Mr.
New York, NY 10004           Pontarelli's present
                             principal occupation is
                             Managing Director of
                             Goldman, Sachs & Co.
--------------------------------------------------------------------------------
James M. McGinnis            Mr. McGinnis is a member              --
c/o AIG Financial Products   of the Board of Mangers of
Corp.                        Knight Holdco.  Mr.
50 Danbury Road              McGinnis' present
Wilton, CT 06897             principal occupation is
                             Managing Director (Energy
                             Group) AIG Financial Products
                             Corp.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Michael Miller               Mr. Miller is a member of             --
599 Lexington Avenue         the Board of Mangers of
25th Fl.                     Knight Holdco.  Mr.
New York, NY 10022           Miller's present principal
                             occupation is Managing
                             Director of AIG Global
                             Investment Group.
--------------------------------------------------------------------------------
Glenn Youngkin               Mr. Youngkin is a member              --
The Carlyle Group            of the Board of Mangers of
1001 Pennsylvania Ave., NW   Knight Holdco.  Mr.
Washington, DC 20004         Youngkin's present principal
                             occupation is Managing
                             Director of TCG Holdings,
                             L.L.C.
--------------------------------------------------------------------------------
Pierre F. Lapeyre, Jr.       Mr. Lapeyre is a member of            --
Riverstone Holdings LLC      the Board of Mangers of
712 Fifth Ave., 51st Floor   Knight Holdco.  Mr.
New York, New York 10019     Lapeyre's present
                             principal occupation is
                             Senior Managing Director
                             of Riverstone Holdings LLC.
--------------------------------------------------------------------------------
Joseph Listengart            Mr. Listengart is the Vice            --
                             President, General Counsel
                             and Secretary of Knight
                             Holdco.  Mr. Listengart's
                             present principal
                             occupation is Vice
                             President, General Counsel
                             and Secretary of KMI, KMGP
                             and KMR.
--------------------------------------------------------------------------------

                       INFORMATION CONCERNING THE SPONSORS

      INFORMATION REGARDING GS CAPITAL PARTNERS V FUND, L.P., GSCP V OFFSHORE KNIGHT HOLDINGS, L.P., GSCP V GERMANY KNIGHT HOLDINGS, L.P., GS CAPITAL PARTNERS V INSTITUTIONAL, L.P., GS CAPITAL PARTNERS VI FUND, L.P., GSCP VI OFFSHORE KNIGHT HOLDINGS, LP, GSCP VI GERMANY KNIGHT HOLDINGS, L.P., GS CAPITAL PARTNERS VI PARALLEL, L.P., GS INFRASTRUCTURE KNIGHT HOLDINGS, L.P., GS INSTITUTIONAL INFRASTRUCTURE PARTNERS I, L.P., GS GLOBAL INFRASTRUCTURE PARTNERS I, L.P., GOLDMAN SACHS KMI INVESTORS, L.P., GSCP KMI INVESTORS, L.P., AND GSCP KMI INVESTORS OFFSHORE, L.P.

      Each of GS Capital Partners V Fund, L.P., a Delaware limited partnership; GS Capital Partners V Institutional, L.P., a Delaware limited partnership; GS Capital Partners VI Fund, L.P., a Delaware limited partnership; and GS Capital Partners VI Parallel, L.P., a Delaware limited partnership was formed for the purpose to invest in equity, equity-related and debt securities primarily acquired in privately-negotiated transactions, leveraged acquisitions, reorganizations and other equity transactions. GSCP V Advisors, L.L.C., a Delaware limited liability company, is the sole general partner of GS Capital Partners V Fund, L.P.; GS Advisors V, L.L.C., a Delaware limited liability company, is the sole general partner of GS Capital Partners V Institutional, L.P; GSCP VI Advisors, L.L.C., a Delaware limited liability company, is the sole general partner of GS Capital Partners VI Fund, L.P.; and GS Advisors VI, L.L.C., a Delaware limited liability company, is the sole general partner of GS Capital Partners VI Parallel, L.P.

      Each of GS Global Infrastructure Partners I, L.P., a Delaware limited partnership, and GS Institutional Infrastructure Partners I, L.P., a Delaware limited partnership was formed for the purpose to invest in equity, equity-related and debt securities in or relating to infrastructure assets or companies and infrastructure-related assets or companies. GS Infrastructure Advisors 2006, L.L.C., a Delaware limited liability company, is the sole general partner of each of GS Global Infrastructure Partners I Fund, L.P. and GS Institutional Infrastructure Partners I Fund, L.P.

      Each of GSCP V Offshore Knight Holdings, L.P., a Delaware limited partnership; GSCP V Germany Knight Holdings, L.P., a Delaware limited partnership; GSCP VI Offshore Knight Holdings, L.P., a Delaware limited partnership; GSCP VI Germany Knight Holdings, L.P., a Delaware limited partnership; GS Infrastructure Knight Holdings, L.P., a Delaware limited partnership; Goldman Sachs KMI Investors, L.P., a Delaware limited partnership; GSCP KMI Investors, L.P., a Delaware limited partnership; and GSCP KMI Investors Offshore, L.P. a Cayman Islands exempted limited partnership was formed for the purpose to invest Knight Holdco.

      GS Capital Partners V Offshore Fund, L.P., a Cayman Islands exempted limited partnership, is the sole general partner of GSCP V Offshore Knight Holdings, L.P. and GSCP V Offshore Advisors, L.L.C., a Delaware limited liability company, is the sole general partner of GS Capital Partners V Offshore Fund, L.P. GSCP V GmbH Knight Holdings, LP, a German limited partnership, is the sole general partner of GSCP V Germany Knight Holdings, L.P. GS Capital Partners VI Offshore Fund, L.P. a Cayman Islands exempted limited partnership, is the sole general partner of GSCP VI Offshore Knight Holdings, L.P., and GSCP VI Offshore Advisors, L.L.C., a Delaware limited liability company, is the sole general partner of GS Capital Partners VI Offshore Fund, L.P. GSCP VI GmbH Knight Holdings, LP, a German limited partnership, is the sole general partner of GSCP VI Germany Knight Holdings, L.P. GS International Infrastructure Partners I Fund, L.P., a Cayman Islands exempted limited partnership, is the sole general partner of GS Infrastructure Knight Holdings, L.P. and GS Infrastructure Advisors 2006, L.L.C., a Delaware limited liability company, is the sole general partner of GS International Infrastructure Partners I Fund, L.P. GSCP KMI Advisors, L.L.C., a Delaware limited liability company, is the sole general partner of GSCP KMI Investors, L.P., GSCP KMI Offshore Advisors, Inc., a Delaware limited liability company, is the sole general partner of GSCP KMI Investors Offshore, L.P., and Goldman Sachs KMI Advisors, L.L.C., a Delaware limited liability company, is the sole general partner of Goldman Sachs KMI Investors, L.P.

      The Goldman Sachs Group, Inc. is a Delaware corporation and holding company that (directly and indirectly through subsidiaries or affiliated companies or both) is a leading investment banking organization. Goldman, Sachs & Co., a New York limited partnership, is an investment banking firm and a member of the New York Stock Exchange and other national exchanges.

      The principal business address of each entity listed above is 85 Broad Street, New York, NY 10004.

      The name, position and present principal occupation of each executive officer of each of (i) GSCP V Advisors, L.L.C.; (ii) GSCP V Offshore Advisors, L.L.C.;(iii) GS Advisors V, L.L.C; (iv) GSCP VI Advisors, L.L.C.; (v) GSCP VI Offshore Advisors, L.L.C; and (vi) GS Advisors VI, L.L.C. are set forth below.

      The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Hughes B. Lepic, Robert R. Gheewalla, Joanna Dzuibak Hislop, Steven R. Sher, Sanjay H. Patel, Steffen J. Kastner, Bjorn P. Killmer, Sang Gyun Ahn and Martin Hintze is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Hsueh J. Sung, Stephanie M. Hui, Sang Gyun Ahn and Andrew Wolff is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato is 555 California Street, San Francisco, CA 94104. The business address of Muneer A. Satter is 71 South Wacker Drive, Chicago, IL 60606. The business address of Ankur A. Sahu is Roppongi Hills, Mori Tower, Level 43-48, 10-1, Roppongi 6-chome, Minato-ku, Tokyo, 106-6147, Japan.

      All executive officers listed below are United States citizens, except as follows: Hughes B. Lepic is a citizen of France; Adrian M. Jones is a citizen of Ireland; Bjorn P. Killmer, Steffen J. Kastner, Martin Hintze and Oliver Thym are citizens of Germany; Hsueh Sung is a citizen of Taiwan; Ankur A. Sahu is a citizen of India; Sang Gyun Ahn is a citizen of South Korea; Joanna Dzuibak Hislop, and Stephanie M. Hui, and Steven R. Sher are citizens of the United Kingdom.


--------------------------------------------------------------------------------
      NAME                    POSITION             PRESENT PRINCIPAL OCCUPATION
--------------------------------------------------------------------------------
Richard A. Friedman   President                    Managing Director of Goldman,
                                                   Sachs & Co.
--------------------------------------------------------------------------------
Ben I. Adler          Managing Director and Vice   Managing Director of Goldman,
                      President                    Sachs & Co.
--------------------------------------------------------------------------------
Sang Gyun Ahn         Managing Director and Vice   Managing Director of Goldman
                      President                    Sachs (Asia) L.L.C.
--------------------------------------------------------------------------------
John E. Bowman        Managing Director and Vice   Managing Director of Goldman,
                      President                    Sachs & Co.
--------------------------------------------------------------------------------
Gerald J. Cardinale   Managing Director and Vice   Managing Director of Goldman,
                      President                    Sachs & Co.
--------------------------------------------------------------------------------
Henry Cornell         Managing Director and Vice   Managing Director of Goldman,
                      President                    Sachs & Co.
--------------------------------------------------------------------------------
John F.X. Daly        Managing Director and Vice   Managing Director of Goldman,
                      President                    Sachs & Co.
--------------------------------------------------------------------------------
Joseph P. DiSabato    Managing Director and Vice   Managing Director of Goldman,
                      President                    Sachs & Co.
--------------------------------------------------------------------------------
Katherine B. Enquist  Managing Director, Vice      Managing Director of Goldman,
                      President and Secretary      Sachs & Co
--------------------------------------------------------------------------------
Robert R. Gheewalla   Managing Director and Vice   Managing Director of Goldman
                      President                    Sachs International
--------------------------------------------------------------------------------
Joseph H. Gleberman   Managing Director and Vice   Managing Director of Goldman,
                      President                    Sachs & Co.
--------------------------------------------------------------------------------
Philip W. Grovit      Managing Director and Vice   Managing Director of Goldman,
                      President                    Sachs & Co.
--------------------------------------------------------------------------------
Melina E. Higgins     Managing Director and Vice   Managing Director of Goldman,
                      President                    Sachs & Co.
--------------------------------------------------------------------------------
Martin Hintze         Managing Director and Vice   Managing Director of Goldman
                      President                    Sachs International
--------------------------------------------------------------------------------
Joanna Dzuibak Hislop Managing Director and Vice   Managing Director of Goldman
                      President                    Sachs International
--------------------------------------------------------------------------------
Stephanie M. Hui      Managing Director and Vice   Managing Director of Goldman
                      President                    Sachs (Asia) L.L.C.
--------------------------------------------------------------------------------
Adrian M. Jones       Managing Director and Vice   Managing Director of Goldman,
                      President                    Sachs & Co.
--------------------------------------------------------------------------------
Steffen J. Kastner    Managing Director and Vice   Managing Director of Goldman
                      President                    Sachs International
--------------------------------------------------------------------------------
Bjorn P. Killmer      Managing Director and Vice   Managing Director of Goldman
                      President                    Sachs International
--------------------------------------------------------------------------------
Michael E. Koester    Managing Director and Vice   Managing Director of Goldman,
                      President                    Sachs & Co.
--------------------------------------------------------------------------------
Hughes B. Lepic       Managing Director and Vice   Managing Director of Goldman
                      President                    Sachs International
--------------------------------------------------------------------------------
Sanjeev K. Mehra      Managing Director and Vice   Managing Director of Goldman,
                      President                    Sachs & Co.
--------------------------------------------------------------------------------
Sanjay H. Patel       Managing Director and Vice   Managing Director of Goldman
                      President                    Sachs International
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      NAME                    POSITION             PRESENT PRINCIPAL OCCUPATION
--------------------------------------------------------------------------------
Kenneth A. Pontarelli Managing Director and Vice   Managing Director of Goldman,
                      President                    Sachs & Co.
--------------------------------------------------------------------------------
Ankur A. Sahu         Managing Director and Vice   Managing Director of Goldman
                      President                    Sachs (Japan) L.L.C.
--------------------------------------------------------------------------------
Muneer A. Satter      Managing Director and Vice   Managing Director of Goldman,
                      President                    Sachs & Co.
--------------------------------------------------------------------------------
Steven R. Sher        Managing Director and Vice   Managing Director of Goldman
                      President                    Sachs International
--------------------------------------------------------------------------------
Hsueh J. Sung         Managing Director and Vice   Managing Director of Goldman
                      President                    Sachs (Asia) L.L.C.
--------------------------------------------------------------------------------
Oliver Thym           Managing Director and Vice   Managing Director of Goldman,
                      President                    Sachs & Co.
--------------------------------------------------------------------------------
Andrew E. Wolff       Managing Director and Vice   Managing Director of Goldman
                      President                    Sachs International
--------------------------------------------------------------------------------
Elizabeth C.          Treasurer                    Managing Director of Goldman,
Fascitelli                                         Sachs & Co.
--------------------------------------------------------------------------------

      The name, position and present principal occupation of each executive officer of each of (i) GSCP V GmbH Knight Holdings, LP and (ii) GSCP VI GmbH Knight Holdings, are set forth below.

      The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004,

      All executive officers listed below are United States citizens.

--------------------------------------------------------------------------------
         NAME               POSITION           PRESENT PRINCIPAL OCCUPATION
--------------------------------------------------------------------------------
Kenneth A. Pontarelli  President           Managing Director of Goldman, Sachs
                                           & Co.
--------------------------------------------------------------------------------
Richard A. Friedman    Vice President      Managing Director of Goldman, Sachs
                                           & Co.
--------------------------------------------------------------------------------
John E. Bowman         Vice President and  Managing Director of Goldman, Sachs
                       Treasurer           & Co.
--------------------------------------------------------------------------------
Henry Cornell          Vice President      Managing Director of Goldman, Sachs
                                           & Co.
--------------------------------------------------------------------------------
Katherine B. Enquist   Vice President and  Managing Director of Goldman, Sachs
                       Secretary           & Co
--------------------------------------------------------------------------------
Philip W. Grovit       Vice President      Managing Director of Goldman, Sachs
                                           & Co.
--------------------------------------------------------------------------------

      The name and principal occupation of each member of the Principal Investment Area Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GSCP V Advisors, L.L.C., GSCP V Offshore Advisors, L.L.C., GS Advisors V, L.L.C., GS Capital Partners V Fund, L.P., GS Capital Partners V Offshore Fund, L.P., GSCP V Offshore Knight Holdings, LP., GSCP V GmbH Knight Holdings, LP, GSCP V Germany Knight Holdings, L.P., GS Capital Partners V Institutional, L.P., GSCP VI Advisors, L.L.C., GSCP VI Offshore Advisors, L.L.C., GS Advisors VI, L.L.C., GS Capital Partners VI Fund, L.P., GS Capital Partners VI Offshore Fund, L.P., GSCP VI Offshore Knight Holdings, LP, GSCP VI GmbH Knight Holdings, LP, GSCP VI Germany Knight Holdings, L.P., GS Capital Partners VI Parallel, L.P., GSCP KMI Advisors, L.L.C., GSCP KMI Investors, L.P., GSCP KMI Offshore Advisors, Inc., GSCP KMI Investors Offshore, L.P., Goldman Sachs KMI Advisors, L.L.C., and Goldman Sachs KMI Investors, L.P. are set forth below.

      The business address for each member listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Robert R. Gheewalla, Hughes B. Lepic, Sanjay H. Patel and Yoel Daoui is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Muneer A. Satter and Byron D. Trott is 71 South Wacker Drive, Chicago, IL 60606. The business address of Hsueh J. Sung is 68/F Cheung Kong Centre, Hong Kong.

      All members listed below are United States citizens, except as follows:
Sarah E. Smith is a citizen of the United Kingdom; Hughes B. Lepic and Yoel Zaoui are citizens of France; Adrian M. Jones is a citizen of Ireland; and Hsueh Sung is a citizen of Taiwan.

--------------------------------------------------------------------------------
          NAME                         PRESENT PRINCIPAL OCCUPATION
--------------------------------------------------------------------------------
Richard A. Friedman       Managing Director of Goldman, Sachs & Co.
--------------------------------------------------------------------------------
Joseph H. Gleberman       Managing Director of Goldman, Sachs & Co.
--------------------------------------------------------------------------------
Henry Cornell             Managing Director of Goldman, Sachs & Co.
--------------------------------------------------------------------------------
Sanjeev K. Mehra          Managing Director of Goldman, Sachs & Co.
--------------------------------------------------------------------------------
Muneer A. Satter          Managing Director of Goldman, Sachs & Co.
--------------------------------------------------------------------------------
Joe DiSabato              Managing Director of Goldman, Sachs & Co.
--------------------------------------------------------------------------------
Adrian M. Jones           Managing Director of Goldman, Sachs & Co.
--------------------------------------------------------------------------------
Melina E. Higgins         Managing Director of Goldman, Sachs & Co.
--------------------------------------------------------------------------------
Hsueh J. Sung             Managing Director of Goldman Sachs (Asia) L.L.C.
--------------------------------------------------------------------------------
Ben I. Adler              Managing Director of Goldman, Sachs & Co.
--------------------------------------------------------------------------------
Elizabeth C. Fascitelli   Managing Director of Goldman, Sachs & Co.
--------------------------------------------------------------------------------
Michael E. Koester        Managing Director of Goldman, Sachs & Co.
--------------------------------------------------------------------------------
Kenneth A. Pontarelli     Managing Director of Goldman, Sachs & Co.
--------------------------------------------------------------------------------
Ankur A. Sahu             Managing Director of Goldman Sachs (Japan) L.L.C.
--------------------------------------------------------------------------------
Andrew E. Wolff           Managing Director of Goldman Sachs (Asia) L.L.C.
--------------------------------------------------------------------------------
Sarah E. Smith            Managing Director of Goldman, Sachs & Co.
--------------------------------------------------------------------------------
Robert R. Gheewalla       Managing Director of Goldman, Sachs International
--------------------------------------------------------------------------------
Hughes B. Lepic           Managing Director of Goldman, Sachs International
--------------------------------------------------------------------------------
Gerald J. Cardinale       Managing Director of Goldman, Sachs & Co.
--------------------------------------------------------------------------------
Sanjay H. Patel           Managing Director of Goldman, Sachs International
--------------------------------------------------------------------------------
Byron D. Trott            Managing Director of Goldman, Sachs & Co.
--------------------------------------------------------------------------------
Yoel Zaoui                Managing Director of Goldman, Sachs International
--------------------------------------------------------------------------------

      The name, position and present principal occupation of each executive officer of GS Infrastructure Advisors 2006, L.L.C. are set forth below.

      The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Julian C. Allen, Peter Lyneham, Sarah Mook and Paul Obey is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England.

      All executive officers listed below are United States citizens, except as follows: Julian E. Allen, Sarah Mook and Paul Obey are citizens of the United Kingdom, Peter Lyneham is a citizen of Australia and Philippe L.H. Camu is a citizen of Belgium.


--------------------------------------------------------------------------------
       NAME               POSITION            PRESENT PRINCIPAL OCCUPATION
--------------------------------------------------------------------------------
Steven M. Feldman   President and      Managing Director of Goldman, Sachs & Co.
                    Chairman
--------------------------------------------------------------------------------
Julian C. Allen     Vice President,    Vice President of Goldman Sachs
                    Secretary and      International
                    Treasurer
--------------------------------------------------------------------------------
Philippe L. Camu    Vice President     Managing Director of Goldman Sachs
                                       International
--------------------------------------------------------------------------------
Ben I. Adler        Vice President     Managing Director of Goldman, Sachs & Co.
--------------------------------------------------------------------------------
Renee Beaumont      Vice President     Vice President of Goldman, Sachs & Co.
--------------------------------------------------------------------------------
Benjamin Hellweg    Vice President     Vice President  of Goldman, Sachs & Co.
--------------------------------------------------------------------------------
Jonathan Hunt       Vice President     Vice President  of Goldman, Sachs & Co.
--------------------------------------------------------------------------------
Peter Lyneham       Vice President     Vice President  of Goldman Sachs
                                       International
--------------------------------------------------------------------------------
Sarah Mook          Vice President     Vice President of Goldman Sachs
                                       International
--------------------------------------------------------------------------------
Josephine           Vice President     Managing Director of Goldman, Sachs & Co.
Mortelliti
--------------------------------------------------------------------------------
Paul Obey           Vice President     Vice President  of Goldman Sachs
                                       International
--------------------------------------------------------------------------------
William J. Young    Vice President     Managing Director of Goldman, Sachs & Co.
--------------------------------------------------------------------------------

      The name and principal occupation of each member of the IIG Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GS Infrastructure Advisors 2006, L.L.C. are set forth below.

      The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Jamal Dhanani, David Grounsell and Richard Powers is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England.

      All executive officers listed below are United States citizens, except as follows: Jamal Dhanai and David Grounsell are citizens of the United Kingdom. Philippe L.H. Camu is a citizen of Belgium.


--------------------------------------------------------------------------------
               NAME                    PRESENT PRINCIPAL OCCUPATION
--------------------------------------------------------------------------------
     Steven M. Feldman        Managing Director of Goldman, Sachs & Co.
--------------------------------------------------------------------------------
     Philippe L. Camu         Managing Director of Goldman Sachs
                                  International
--------------------------------------------------------------------------------
     Ben I. Adler             Managing Director of Goldman, Sachs & Co.
--------------------------------------------------------------------------------
     Jamal Dhanani            Managing Director of Goldman Sachs
                                  International
--------------------------------------------------------------------------------
     Susanne Donohoe          Managing Director of Goldman, Sachs & Co.
--------------------------------------------------------------------------------
     Mark Florian             Managing Director of Goldman, Sachs & Co.
--------------------------------------------------------------------------------
     David Grounsell          Managing Director of Goldman Sachs
                                  International
--------------------------------------------------------------------------------
     Richard Powers           Managing Director of Goldman Sachs
                                  International
--------------------------------------------------------------------------------
     Stuart Rothenberg        Managing Director of Goldman, Sachs & Co.
--------------------------------------------------------------------------------
     Jonathan Sobel           Managing Director of Goldman, Sachs & Co.
--------------------------------------------------------------------------------
     Tracy Wolstencroft       Managing Director of Goldman, Sachs & Co.
--------------------------------------------------------------------------------
     William Young            Managing Director of Goldman, Sachs & Co.
--------------------------------------------------------------------------------

      The name, position and present principal occupation of each executive officer of each of (i) GSCP KMI Advisors, L.L.C., and (ii) GSCP KMI Offshore Advisors, Inc. are set forth below.

      The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004.

      All executive officers listed below are United States citizens.


--------------------------------------------------------------------------------
      NAME                    POSITION             PRESENT PRINCIPAL OCCUPATION
--------------------------------------------------------------------------------
Richard A. Friedman   President                    Managing Director of Goldman,
                                                   Sachs & Co.
--------------------------------------------------------------------------------
Ben I. Adler          Vice President               Managing Director of Goldman,
                                                   Sachs & Co.
--------------------------------------------------------------------------------
John E. Bowman        Vice President               Managing Director of Goldman,
                                                   Sachs & Co.
--------------------------------------------------------------------------------
Katherine B. Enquist  Vice President and Secretary Managing Director of Goldman,
                                                   Sachs & Co
--------------------------------------------------------------------------------
Michael E. Koester    Vice President               Managing Director of Goldman,
                                                   Sachs & Co.
--------------------------------------------------------------------------------
Kenneth A. Pontarelli Vice President               Managing Director of Goldman,
                                                   Sachs & Co.
--------------------------------------------------------------------------------
Elizabeth C.          Treasurer                    Managing Director of Goldman,
Fascitelli                                         Sachs & Co.
--------------------------------------------------------------------------------
Elizabeth Overbay     Vice President               Vice President of Goldman,
                                                   Sachs & Co.
--------------------------------------------------------------------------------
Scott Lebovitz        Vice President               Vice President of Goldman,
                                                   Sachs & Co.
--------------------------------------------------------------------------------

      The name, position and present principal occupation of each executive officer of Goldman Sachs KMI Advisors, L.L.C. are set forth below.

      The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004.

      All executive officers listed below are United States citizens.


--------------------------------------------------------------------------------
      NAME                    POSITION             PRESENT PRINCIPAL OCCUPATION
--------------------------------------------------------------------------------
Eric Lane             President                    Managing Director of Goldman,
                                                   Sachs & Co.
--------------------------------------------------------------------------------
Richard A. Friedman   Vice President               Managing Director of Goldman,
                                                   Sachs & Co.
--------------------------------------------------------------------------------
Jennifer Barbetta     Vice President               Managing Director of Goldman,
                                                   Sachs & Co.
--------------------------------------------------------------------------------
John E. Bowman        Secretary                    Managing Director of Goldman,
                                                   Sachs & Co.
--------------------------------------------------------------------------------
Katherine B. Enquist  Vice President               Managing Director of Goldman,
                                                   Sachs & Co
--------------------------------------------------------------------------------
Kristin Olson         Vice President               Vice President of Goldman,
                                                   Sachs & Co.
--------------------------------------------------------------------------------
Paget MacColl         Vice President               Vice President of Goldman,
                                                   Sachs & Co.
--------------------------------------------------------------------------------
Ryan Boucher          Treasurer                    Vice President of Goldman,
                                                   Sachs & Co.
--------------------------------------------------------------------------------

      During the past five years, none of the persons or entities described above (i) has been convicted in a criminal proceeding (excluding traffic violations and misdemeanors), or (ii) except as set forth below, was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state laws, or a finding of a violation of federal or state securities laws.

      In November 2002, the Securities and Exchange Commission ("SEC"), the National Association of Securities Dealers ("NASD") and the New York Stock Exchange, Inc. ("NYSE") alleged that five broker dealers, including Goldman Sachs, violated Section 17(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 17a-4 thereunder, NYSE Rules 440 and 342 and NASD Rules 3010 and 3110 by allegedly failing to preserve electronic mail communications for three years and/or to preserve electronic mail communications for the first two years in an accessible place, and by allegedly having inadequate supervisory systems and procedures in relation to the retention of electronic mail communications. Without admitting or denying the allegations, the five broker dealers, including Goldman, Sachs & Co. ("Goldman Sachs"), consented to censure by the SEC, NASD and NYSE and to the imposition of a cease-and-desist order by the SEC and Goldman Sachs paid a total fine of $1,650,000 ($550,000 each to the SEC, NASD and NYSE). Goldman Sachs also undertook to review its procedures regarding the preservation of electronic mail communications for compliance with the federal securities laws and regulations and the rules of the NASD and NYSE, and to confirm within a specified period of time that it has established systems and procedures reasonably designed to achieve compliance with those laws, regulations and rules.

      On April 28, 2003, without admitting or denying liability, ten investment banking firms including Goldman Sachs, entered into global settlements with the SEC, the NYSE, the NASD and certain states to resolve the investigations relating to equity research analyst conflicts of interest. Goldman Sachs was charged with violating NYSE Rules 342, 401, 472 and 475, and NASD Conduct Rules 2110, 2210 and 3010. Goldman Sachs also agreed to a censure by the NYSE and the NASD and to pay a total of $110,000,000 and to adopt a set of industry-wide reforms of its research and investment banking businesses and to adopt certain restrictions on the allocations of "hot" IPO shares. The terms of the global settlement were entered in an order by a federal court in the Southern District of New York on October 31, 2003 (Civil Action Number 03CV2944).
On September 4, 2003, Goldman Sachs and the SEC settled administrative proceedings relating to certain trading in U.S. Treasury securities by Goldman Sachs on the morning of October 31, 2001. The Staff of the SEC alleged that Goldman Sachs violated (i) Section 15(c)(1) and Rule 15c1-2 of the Exchange Act as a result of certain trading in U.S. Treasury bonds over an eight minute period on October 31, 2001; and (ii) Section 15(f) of the Exchange Act by failing to maintain policies and procedures specifically addressed to the possible misuse of non-public information obtained from outside consultants. Under the Offer of Settlement submitted by Goldman Sachs and accepted by the SEC, without admitting or denying the SEC's allegations, Goldman Sachs consented to the entry of an Order that, among other things, (i) censured Goldman Sachs;
(ii) directed Goldman Sachs to cease and desist from committing or causing any violations of Section 15(c)(1)(A) & (C) and 15(f) and Rule 15c1-2 of the Exchange Act; (iii) ordered Goldman Sachs to pay disgorgement and prejudgment interest in the amount of $1,742,642, and a civil monetary penalty of $5 million; and (iv) directed Goldman Sachs to conduct a review its policies and procedures and to adopt, implement and maintain policies and procedures consistent with the Order and that review. Goldman Sachs also undertook to pay $2,562,740 in disgorgement and interest relating to certain trading in U.S. Treasury bond futures during the same eight minute period.

      On July 1, 2004, Goldman Sachs and the SEC settled administrative proceedings relating to communications from Goldman Sachs sales traders on its Asian Shares Sales Desk to certain institutional customers and news media concerning four international public securities offerings during the period between October 1999 and March 2000. The SEC alleged (i) that certain of these communications by Goldman Sachs employees were made after the registration statements pertaining to those offerings were filed, but not yet declared effective by the SEC, in violation of Section 5(b) of the Securities Act and
(ii) that certain comments to the news media by Goldman Sachs with respect to one of the offerings constituted an offer to sell securities in violation of
Section 5(c) of the Securities Act. The SEC also alleged that Goldman Sachs failed to adequately supervise the Asian Shares Sales Desk traders, as required by Section 15(b)(4)(E) of the Exchange Act. Under the Offer of Settlement submitted by Goldman Sachs and accepted by the SEC, without admitting or denying the SEC's allegations, Goldman Sachs consented to the entry of an Order that, among other things, directed Goldman Sachs to cease and desist from committing or causing any violations of Sections 5(b) and 5(c) of the Securities Act., and ordered Goldman Sachs to pay a civil monetary penalty of $2 million.

      On January 24, 2005, the SEC filed an action in the U.S. District Court for the Southern District of New York alleging that Goldman Sachs violated Rule 101 of Regulation M under the Exchange Act by attempting to induce, or inducing certain investors to make, aftermarket purchases of certain initial public offerings underwritten by Goldman Sachs during 2000. On February 4, 2005, without admitting or denying the allegations of the complaint, a final judgment was entered against Goldman Sachs, with the consent of Goldman Sachs, under which Goldman Sachs was permanently restrained and enjoined from violating Rule 101 of Regulation M and required to pay a $40 million civil penalty, which was paid on March 31, 2005. In May 2006, the SEC alleged that fourteen investment banking firms, including Goldman Sachs, violated Section 17(a)(2) of the Securities Act of 1933, by engaging in one or more practices relating to auctions of auction rate securities during the period from January 1, 2003 through June 30, 2004 as described in the cease-and-desist order entered by the SEC. Goldman Sachs has agreed to provide certain disclosures about its material auction practices and procedures to auction participants and to certify to the SEC that it has implemented certain procedures relating to the auction process. As part of a multi-firm settlement, Goldman Sachs submitted an Offer of Settlement which was accepted by the SEC on May 31, 2006. Without admitting or denying the allegations, Goldman Sachs consented to a censure and cease-and-desist order and payment of $1,500,000 civil money penalty.

      As of the date hereof, both GS Group and Goldman Sachs, or another wholly-owned broker or dealer subsidiary of GS Group, may be deemed to beneficially own 4,378 Shares, which were acquired in ordinary course trading activities. In addition, both GS Group and Goldman Sachs, or another wholly-owned subsidiary of GS Group, may be deemed to beneficially own 1,071,481 Shares that are held in managed accounts on behalf of clients, for which both GS Group and Goldman Sachs, or such other subsidiary, or their respective employees, have investment discretion. Accordingly, as of the date hereof, both GS Group and Goldman Sachs may each be deemed to beneficially own an aggregate of 1,075,859 Shares, over all of which shares they share dispositive power and over 4,378 of such shares they share voting power. Such 1,075,859 Shares constitute 1.7% of the outstanding Shares, based on the reported shares outstanding. GS Group and Goldman Sachs disclaim beneficial ownership of Shares held in managed accounts.

INFORMATION REGARDING CARLYLE PARTNERS IV KNIGHT, L.P. AND CP IV COINVEST, L.P.

      Carlyle Partners IV Knight, L.P. and CP IV Coinvest, L.P. are owners of Class A Units of Knight Holdco LLC. TC Group IV, L.P. is the general partner of Carlyle Partners IV Knight, L.P. and CP IV Coinvest, L.P.; TC Group IV, L.L.C. is the general partner of TC Group IV, L.P.; TC Group, L.L.C. is the managing member of TC Group IV, L.L.C.; and TCG Holdings, L.L.C. is the managing member of TC Group, L.L.C. TCG Holdings, L.L.C. is managed by a three-person managing board, which is comprised of William E. Conway, Jr., Daniel A. D'Aniello and David Rubenstein.

      During the last five years, none of the foregoing entities or natural persons have been (1) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (2) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

      Each of the entities listed above were organized in the State of Delaware. The business address for each of the entities and natural persons listed above is c/o The Carlyle Group, 1001 Pennsylvania Avenue, NW, Washington, DC 20004-2505.

INFORMATION REGARDING CARLYLE/RIVERSTONE KNIGHT INVESTMENT PARTNERSHIP, L.P., C/R ENERGY III KNIGHT NON-U.S. PARTNERSHIP, L.P., C/R KNIGHT PARTNERS, L.P. AND C/R ENERGY COINVESTMENT III, L.P.

Carlyle/Riverstone Knight Investment Partnership, L.P., C/R Energy III Knight Non-U.S. Partnership, L.P., C/R Knight Partners, L.P. and C/R Energy Coinvestment III, L.P. are owners of Class A Units of Knight Holdco LLC. Carlyle/Riverstone Energy Partners III, L.P. is the general partner of Carlyle/Riverstone Knight Investment Partnership, L.P., C/R Energy III Knight Non-U.S. Partnership, L.P., C/R Knight Partners, L.P. and C/R Energy Coinvestment III, L.P. C/R Energy GP III, LLC is the general partner of Carlyle/Riverstone Energy Partners III, L.P. Riverstone Investment Services LLC and Carlyle Investment Management, L.L.C. each have a 50% voting interest in C/R Energy GP III, LLC. TC Group, L.L.C. is the managing member of Carlyle Investment Management, L.L.C. TCG Holdings, L.L.C. is the managing member of TC Group, L.L.C.. TCG Holdings, L.L.C. is managed by a three-person managing board, comprised of William E. Conway, Jr., Daniel A. D'Aniello and David Rubenstein. Riverstone Holdings LLC controls Riverstone Investment Services LLC. Riverstone Holdings LLC is managed by a two-person managing board, comprised of David M. Leuschen and Pierre F. Lapeyre, Jr.

During the last five years, none of the foregoing entities or natural persons has been (1) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (2) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The business address for each of Carlyle/Riverstone Knight Investment Partnership, L.P., C/R Energy III Knight Non-U.S. Partnership, L.P., C/R Knight Partners, L.P., C/R Energy Coinvestment III, L.P., Carlyle/Riverstone Energy Partners III, L.P., C/R Energy GP III, LLC, Riverstone Investment Services LLC, Riverstone Holdings LLC, David M. Leuschen and Pierre F. Lapeyre, Jr. is c/o Riverstone Holdings LLC, 712 Fifth Avenue, 51st Floor, New York, NY 10019. Each of the entities listed above was organized in the State of Delaware.

The business address for each of Carlyle Investment Management, L.L.C., TC Group, L.L.C., TCG Holdings, L.L.C., William E. Conway, Jr., Daniel A. D'Aniello and David Rubenstein is c/o The Carlyle Group, 1001 Pennsylvania Avenue, NW, Washington, DC 20004-2505. Each of the entities listed above was organized in the State of Delaware.

INFORMATION REGARDING AIG KNIGHT LLC, HIGHSTAR II KNIGHT ACQUISITION SUB, L.P., HIGHSTAR III KNIGHT ACQUISITION SUB, L.P., AIG HIGHSTAR CAPITAL III, L.P., AND HIGHSTAR KNIGHT PARTNERS, L.P.

      American International Group, Inc., a Delaware corporation ("AIG"), is a holding company which, through its subsidiaries, is primarily engaged in a broad range of insurance and insurance-related activities in the United States and abroad. AIG's primary activities include both general and life insurance and retirement services operations. Other significant activities include financial services and asset management. AIG Financial Products Corp., a Delaware corporation and wholly-owned subsidiary of AIG ("AIGFP"), engages as principal, directly and through its subsidiaries and other AIG-owned companies under its management, in standard and customized interest rate, currency, equity, commodity, energy and credit products with counterparties throughout the world and also raises funds through municipal reinvestment contracts and other private and public security offerings, investing the proceeds in a diversified portfolio of high grade securities and derivative transactions. AIG Knight LLC, a Delaware limited liability company and wholly-owned subsidiary of AIGFP ("AIG Knight"), was formed for the purpose of holding a portion of AIG's investment in Knight Holdco LLC (defined below). The principal executive offices of AIG are located at 70 Pine Street, New York, New York 10270; AIGFP and AIG Knight LLC are located at 50 Danbury Road, Wilton, Connecticut 06897.

      Each of AIG Highstar Capital III, L.P., a Delaware limited partnership, Highstar II Knight Acquisition Sub, L.P., a Delaware limited partnership, Highstar III Knight Acquisition Sub, L.P., a Delaware limited partnership, and Highstar Knight Partners, L.P., a Delaware limited partnership (collectively, the "Highstar Entites"), are investment fund vehicles. The principal executive office for each Highstar Entity is 599 Lexington Ave, 24th floor, NY, NY, 10022. Highstar II Knight Acquisition Sub, L.P. and Highstar III Knight Acquisition Sub, L.P. were formed for the purpose of holding a portion of AIG's investment in Knight Holdco LLC. Highstar II Knight Acquisition Sub is owned by AIG Highstar Capital II, L.P., a Delaware limited partnership, AIG Highstar Capital II Prism Fund, L.P., a Delaware limited partnership, and AIG Highstar Capital II, Overseas Investors Fund, L.P., a Delaware limited partnership Highstar III Knight Acquisition Sub is owned by AIG Highstar Capital III Prism Fund, L.P., a Cayman limited partnership. Each of AIG Highstar Capital II, L.P., AIG Highstar Capital II Prism Fund, L.P., AIG Highstar Capital II, Overseas Investors Fund, L.P., AIG Highstar Capital III Prism Fund, L.P. AIG Highstar Capital III, L.P. and Highstar Knight Partners, L.P. are investment fund vehicles that are controlled by AIG Global Investment Corp., a New Jersey corporation and a wholly-owned subsidiary of AIG ("AIGGIC"). AIG Knight, AIG, AIGFP and the Highstar Entities are collectively referred to as the "AIG Entities".

      Starr International Company, Inc., a Panamanian corporation ("SICO"), has the sole power to vote and direct the disposition of 281,638,405 shares of common stock, par value $2.50 per share, of AIG ("AIG Shares") and the shared power to direct the disposition of 2,200,076 AIG Shares held by Universal Foundation, Inc., a Panamanian corporation ("Universal Foundation"). C.V. Starr & Co., Inc. a Delaware corporation ("Starr"), has the shared power to vote and direct the disposition of 40,923,499 AIG Shares (18,544,278 of which are held by the C.V. Starr & Co., Inc. Trust ("Starr Trust"), of which Starr is a beneficiary). Maurice R. Greenberg, a United States citizen, has the sole power to vote and direct the disposition of 2,695,797 AIG Shares, which may be acquired pursuant to stock options previously granted by AIG to Mr. Greenberg as a then officer and director of AIG. Mr. Greenberg has shared power to vote and direct the disposition of 67,816,338 AIG Shares, 9,310,328 of which are held as a tenant in common with Mr. Greenberg's wife, 111,004 of which are held in family trusts of which Mr. Greenberg is a trustee, 30,923,499 of which are held by Starr (18,544,278 shares of which are held by the Starr Trust, for which Starr is a beneficiary and Mr. Greenberg is a trustee), 371,507 of which are held by the Maurice R. and Corinne P. Greenberg Family Foundation, Inc., a New York not-for-profit corporation (the "Greenberg Foundation"), of which Mr. Greenberg, his wife and family members are directors and 27,100,000 of which are held by the Maurice R. and Corinne P. Greenberg Joint Tenancy Company, LLC, a Florida limited liability company (the "Greenberg Joint Tenancy Company"), of which the Maurice R. and Corinne P. Greenberg Joint Tenancy Corporation, Inc. (the "Greenberg Joint Tenancy Corporation") is the sole and managing member. Mr. Greenberg owns 24.08% of the voting common stock of Starr directly. The Greenberg Foundation has the shared power to vote and direct the disposition of such 371,507 AIG Shares. The Greenberg Joint Tenancy Company has the shared power to vote and direct the disposition of such 27,100,000 AIG Shares. Edward
E. Matthews, a United States citizen, has the sole power to vote and direct the disposition of 613,345 AIG Shares, 300,220 of which are held directly by Mr. Matthews and 313,125 of which may be acquired pursuant to stock options previously granted by AIG to Mr. Matthews as a then officer and director of AIG. Mr. Matthews has shared power to vote and direct the disposition of 18,567,578 AIG Shares, 23,300 of which are held by Mr. Matthews' wife and 18,544,278 of which are held by the Starr Trust, for which Starr is a beneficiary and Mr. Matthews is a trustee.

      The principal executive offices of SICO are located at Baarestrasse 101, CH-6300 Zug, Switzerland and it also maintains an office at Mercury House, 101 Front Street, Hamilton HM12, Bermuda. The principal executive offices of Starr and the Greenberg Foundation are located at 399 Park Avenue, 17th Floor, New York, New York 10022. The principal executive offices of Universal Foundation are located at Mercury House, 101 Front Street, Hamilton HM 12, Bermuda. The principal executive offices of the Greenberg Joint Tenancy Company are located at 35 Ocean Reef Drive, Key Largo, Florida 33037. The names of the directors and executive officers ("Covered Persons") of the AIG Entities, SICO, Starr, Universal Foundation, the Greenberg Foundation and the Greenberg Joint Tenancy Company, their business addresses and principal occupations, including the business addresses and principal occupations of Messrs. Greenberg and Matthews, are set forth in Exhibit A attached hereto, which is incorporated herein by reference in its entirety. The business address indicated for Messrs. Greenberg and Matthews and each other Covered Person is also the address of the principal employer of such person. Each of the Covered Persons is a citizen of the United States, except for Messrs. Sullivan, Tse and Walsh, who are British Subjects, Mr. Marshall A. Cohen, who is a Canadian citizen, Dr. Jacob A. Frenkel, who is a citizen of the State of Israel and the Republic of Poland, Messrs. Bridgwater, Forster, Johnson, Pentland and Osborne and Ms. Barclay and Ms. Barnes, who are citizens of the United Kingdom, Messrs. Zalamea and Colayco and Ms. Fernando, who are citizens of the Republic of the Philippines, Mr. Gabriele, who is a citizen of the Republic of Italy, and Mr. Micottis, who is a citizen of the Republic of France.

      All information provided in this Schedule 13D with respect to Messrs. Greenberg and Matthews, SICO, Starr, Universal Foundation, the Greenberg Foundation, and the Greenberg Joint Tenancy Company and their respective directors and executive officers is provided based solely on the information set forth in the most recent amendment to Schedule 13D relating to AIG Shares filed on March 20, 2007 on behalf of Messrs. Greenberg and Matthews, SICO, Starr, Universal Foundation, the Greenberg Foundation and the Greenberg Joint Tenancy Company. This information has not been updated to reflect changes in the ownership by such parties of AIG Shares that are disclosed in filings made by one or more of such parties under Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In each case, such information may not be accurate or complete and AIG takes no responsibility therefor and makes no representation to its accuracy or completeness as of the date hereof or any subsequent date.

2006 Regulatory Settlements

      In February 2006, AIG reached a final settlement with the Securities and Exchange Commission ("SEC"), the United States Department of Justice ("DOJ"), the Office of the New York Attorney General ("NYAG") and the New York State Department of Insurance ("DOI"). The settlements resolved outstanding litigation filed by the SEC, NYAG and DOI against AIG and concluded negotiations with these authorities and the DOJ in connection with the accounting, financial reporting and insurance brokerage practices of AIG and its subsidiaries, as well as claims relating to the underpayment of certain workers compensation premium taxes and other assessments.

      AIG, without admitting or denying the allegations in the SEC complaint, consented to the issuance of a final judgment on February 9, 2006: (a) permanently restraining and enjoining AIG from violating Section 17(a) of the Securities Act of 1933, as amended ("Securities Act"), and Sections 10(b), 13(a), 13(b)(2) and 13(b)(5) and Rules 10b-5, 12b-20, 13a-1, 13a-13 and 13b2-1
of the Exchange Act; (b) ordering AIG to pay disgorgement in the amount of $700 million; and (c) ordering AIG to pay a civil penalty in the amount of $100 million. These amounts have been paid into a fund under the supervision of the SEC to be available to resolve claims asserted in various civil proceedings, including shareholder lawsuits.

      In February 2006, AIG and the DOJ entered into a letter agreement. In the letter agreement, the DOJ notified AIG that in its view, AIG, acting through some of its employees, violated federal criminal law in connection with misstatements in periodic financial reports that AIG filed with the SEC between 2000 and 2004 relating to certain transactions. The settlement with the DOJ consists of, among other things, AIG's cooperating with the DOJ in the DOJ's ongoing criminal investigation, accepting responsibility for certain of its actions and those of its employees relating to these transactions and paying $25 million.

      Effective February 9, 2006, AIG entered into agreements with the NYAG and the DOI, settling claims under New York's Martin Act and insurance laws, among other provisions, which were originally brought by the NYAG and the DOI in a civil complaint filed on May 26, 2005. Under the agreements, $375 million was paid into a fund under the supervision of the NYAG and the DOI to be available principally to pay certain AIG insureds who purchased excess casualty policies through Marsh & McLennan Companies, Inc. or Marsh Inc. In addition, approximately $343 million will be used to compensate participating state funds in connection with the underpayment of certain workers compensation premium taxes and other assessments. In addition, AIG paid a $100 million fine to the State of New York.

      As part of these settlements, AIG has agreed to retain for a period of three years an independent consultant who will conduct a review that will include the adequacy of AIG's internal controls over financial reporting and the remediation plan that AIG has implemented as a result of its own internal review.

PNC Settlement

      In November 2004, AIG and AIGFP, a subsidiary of AIG, reached a final settlement with the SEC, the Fraud Section of the DOJ and the United States Attorney for the Southern District of Indiana with respect to issues arising from certain structured transactions entered into with Brightpoint, Inc. and The PNC Financial Services Group, Inc. ("PNC"), the marketing of transactions similar to the PNC transactions and related matters.

      As part of the settlement, the SEC filed against AIG a civil complaint, based on the conduct of AIG primarily through AIGFP, alleging violations of certain antifraud provisions of the federal securities laws and for aiding and abetting violations of reporting and record keeping provisions of those laws. AIG, without admitting or denying the allegations in the SEC complaint, consented to the issuance of a final judgment permanently enjoining it and its employees and related persons from violating certain provisions of the Exchange Act, Exchange Act rules and the Securities Act, ordering disgorgement of fees it received from the PNC transactions and providing for AIG to establish a transaction review committee to review the appropriateness of certain future transactions and to retain an independent consultant to examine certain transactions entered into between 2000 and 2004 and review the policies and procedures of the transaction review committee.

      The DOJ filed against AIGFP PAGIC Equity Holding Corp. ("AIGFP PAGIC"), a wholly-owned subsidiary of AIGFP, a criminal complaint alleging that AIGFP PAGIC violated federal securities laws by aiding and abetting securities law violations by PNC, in connection with a transaction entered into in 2001 with PNC that was intended to enable PNC to remove certain assets from its balance sheet. The settlement with the DOJ consists of separate agreements with AIG and AIGFP and a complaint filed against, and deferred prosecution agreement with, AIGFP PAGIC. Under the terms of the settlement, AIGFP paid a monetary penalty of $80 million. On January 17, 2006, the court approved an order dismissing the complaint with prejudice and AIGFP PAGIC has since been dissolved. The obligations of AIG, AIGFP and AIGFP PAGIC under the DOJ agreements relate principally to cooperating with the DOJ and other federal agencies in connection with their related investigations. Except as set forth above, during the last five years, none of the AIG Entities, nor, to the knowledge of each of the AIG Entities, any of the executive officers and directors of the AIG Entities, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Each of the AIG Entities and, to the best of their knowledge, the executive officers and directors of the AIG Entities (as listed in Exhibit A) have not engaged in any transactions in the Shares of the Issuer during the past sixty days. None of the AIG Entities has any available information regarding transactions in the Shares of the Issuer by Messrs. Greenberg and Matthews, SICO, Starr, Universal Foundation, the Greenberg Foundation and the Greenberg Joint Tenancy Company or their respective directors and executive officers.

                                   EXHIBIT A

            DIRECTORS AND EXECUTIVE OFFICERS OF AMERICAN INTERNATIONAL GROUP, INC.

Marshall A. Cohen     Director          Counsel, Cassels, Brock &        Cassels, Brock & Blackwell, 40
                                        Blackwell                        King Street West, 20th Floor,
                                                                         Toronto, Ontario M5H 3C2

Martin S.             Director          Professor of Economics,          National Bureau of Economic
Feldstein                               Harvard University;              Research, Inc., 1050
                                        President and CEO, National      Massachusetts Avenue,
                                        Bureau of Economic Research      Cambridge, Massachusetts 02138

Ellen V. Futter       Director          President, American Museum       American Museum of Natural
                                        of Natural History               History, Central Park West at
                                                                         79th Street, New York, New
                                                                         York 10024

Steven L.             Director          Retired; Former Deputy           c/o 70 Pine Street, New York,
Hammerman                               Commissioner for Legal           New York 10270
                                        Matters for the New York
                                        Police Department and Vice
                                        Chairman, Merrill Lynch &
                                        Co., Inc.

Richard C.            Director          Vice Chairman, Perseus LLC       Perseus LLC, 1235 Avenue of
Holbrooke                                                                the Americas, New York, New
                                                                         York, 10019

Fred H.               Director          Chairman, Global Affairs         767 Fifth Avenue, New York,
Langhammer                              and Former Chief Executive       New York 10153
                                        Officer, The Estee Lauder
                                        Companies Inc.

George L. Miles       Director          President and Chief              4802 Fifth Avenue, Pittsburgh,
                                        Executive Officer, WQED          Pennsylvania 15213
                                        Multimedia

James F. Orr III      Director          Chairman of the Board of         420 Fifth Avenue, New York,
                                        Trustees, The Rockefeller        New York 10018
                                        Foundation

Morris W. Offit       Director          Co-Chief Executive Officer,      65 East 55th Street, New York,
                                        Offit Hall Capital               New York 10022
                                        Management LLC

Virginia M.           Director          Senior Vice                      Route 100, Mail Drop 2275,
Rometty                                 President-Global Business        Building 2, Somers, New York
                                        Services, International          10589
                                        Business Machines
                                        Corporation

Martin J.             Director and      President and Chief              70 Pine Street, New York, New
Sullivan              Executive         Executive Officer                York 10270
                      Officer

Michael H. Sutton     Director          Consultant; Former Chief         c/o 70 Pine Street, New York,
                                        Accountant of the United         New York 10270
                                        States Securities and
                                        Exchange Commission

Edmund S.W. Tse       Director and      Senior Vice Chairman - Life      American International
                      Executive         Insurance                        Assurance Co., Ltd., 1 Stubbs
                      Officer                                            Road, Hong Kong

Robert B.             Director          Former President and Chief       9 West 57th Street, New York,
Willumstad                              Operating Officer,               New York 10019
                                        Citigroup Inc.

Frank G. Zarb         Director          Chairman, Frank Zarb             375 Park Avenue, New York, New
                                        Associates, LLC; Senior          York 10152
                                        Advisor, Hellman & Friedman
                                        LLC



                                 Page 35 of 40



Dr. Jacob A.          Executive         Vice Chairman - Global           70 Pine Street, New York, New
Frenkel               Officer           Economic Strategies              York 10270

Frank G. Wisner       Executive         Vice Chairman - External         70 Pine Street, New York, New
                      Officer           Affairs                          York 10270

Steven J.             Executive         Executive Vice President &       70 Pine Street, New York, New
Bensinger             Officer           Chief Financial Officer          York 10270

Anastasia D. Kelly    Executive         Executive Vice President,        70 Pine Street, New York, New
                      Officer           General Counsel and Senior       York 10270
                                        Regulatory and Compliance
                                        Officer

Rodney O.             Executive         Executive Vice President -       2929 Allen Parkway, Houston,
Martin, Jr.           Officer           Life Insurance                   Texas 77019

Kristian P. Moor      Executive         Executive Vice President -       70 Pine Street, New York, New
                      Officer           Domestic General Insurance       York 10270

Win J. Neuger         Executive         Executive Vice President &       70 Pine Street, New York, New
                      Officer           Chief Investment Officer         York 10270

Robert B. Sandler     Executive         Executive Vice President -       70 Pine Street, New York, New
                      Officer           Domestic Personal Lines          York 10270

Nicholas C. Walsh     Executive         Executive Vice President -       70 Pine Street, New York, New
                      Officer           Foreign General Insurance        York 10270

Jay S. Wintrob        Executive         Executive Vice President -       AIG Retirement Services, Inc.,
                      Officer           Retirement Services              1999 Avenue of the Stars, Los
                                                                         Angeles, California 90067

William N. Dooley     Executive         Senior Vice President -          70 Pine Street, New York, New
                      Director          Financial Services               York 10270

David L. Herzog       Executive         Senior Vice President &          70 Pine Street, New York, New
                      Officer           Comptroller                      York 10270

Andrew J. Kaslow      Executive         Senior Vice President &          70 Pine Street, New York, New
                      Officer           Chief Human Resources            York 10270
                                        Officer

Robert E. Lewis       Executive         Senior Vice President &          70 Pine Street, New York, New
                      Officer           Chief Risk Officer               York 10270

Brian T.              Executive         Senior Vice President -          70 Pine Street, New York, New
Schreiber             Officer           Strategic Planning               York 10270



                 DIRECTORS AND EXECUTIVE OFFICERS OF AIG FINANCIAL PRODUCTS CORP.

M. Bernard            Director          Retired Partner, Sullivan &      Sullivan & Cromwell, 125 Broad
Aidinoff                                Cromwell                         Street, New York, NY 10004

Steven J.             Director          Executive Vice President         70 Pine Street, New York, New
Bensinger                               and Chief Financial              York 10270
                                        Officer, American
                                        International Group, Inc.

Joseph J. Cassano     Director and      President and Chief              Banque AIG, London Branch, 1
                      Executive         Executive Officer                Curzon Street, 5th Floor,
                      Officer                                            London, U.K.   W1J5RT

William N.            Director and      Senior Vice President -          70 Pine Street, New York, New
Dooley                Executive         Financial Services,              York 10270
                      Officer           American International
                                        Group, Inc.; Chairman, AIG
                                        Financial Products Corp.



                                 Page 36 of 40



Martin S.             Director          Professor of Economics,          National Bureau of Economic
Feldstein                               Harvard University;              Research, Inc., 1050
                                        President and CEO, National      Massachusetts Avenue,
                                        Bureau of Economic Research      Cambridge, Massachusetts 02138

John M. Foster        Director          Consultant                       c/o AIG Financial Products
                                                                         Corp., 50 Danbury Road,
                                                                         Wilton, Connecticut, 06897-4444

Morris W. Offit       Director          Co-Chief Executive Officer,      65 East 55th Street, New York,
                                        Offit Hall Capital               New York 10022
                                         Management LLC

Martin J.             Director          President and Chief              70 Pine Street, New York, New
Sullivan                                Executive Officer, American      York 10270
                                        International Group, Inc.

Michael H. Sutton     Director          Consultant; Former Chief         c/o 70 Pine Street, New York,
                                        Accountant of the United         New York 10270
                                        States Securities and
                                        Exchange Commission

Douglas L. Poling     Executive         Executive Vice President,        50 Danbury Road, Wilton,
                      Officer           Transaction Development and      Connecticut, 06897-4444
                                          Energy Groups

Mark S. Balfan        Executive         Chief Financial Officer and      50 Danbury Road, Wilton,
                      Officer           Treasurer                        Connecticut, 06897-4444

James Bridgwater      Executive         Executive Vice President  -      Banque AIG, London Branch, 1
                      Officer           Quantitative Solutions           Curzon Street, 5th Floor,
                                                                         London, U.K.   W1J5RT

Andrew Forster        Executive         Executive Vice President -       Banque AIG, London Branch, 1
                      Officer           Asset Trading  and Credit        Curzon Street, 5th Floor,
                                        Products                         London, U.K.   W1J5RT

Mauro Gabriele        Executive         Executive Vice President -       Banque AIG, 44-46 rue de
                      Officer           European Marketing               Bassano, Paris, 75008 France

William Kolbert       Executive         Executive Vice President -       50 Danbury Road, Wilton, CT
                      Officer           Systems                          06897-4444

Pierre Micottis       Executive         Executive Vice President -       Banque AIG, 44-46 rue de
                      Officer           Market Risk                      Bassano, Paris, 75008 France

Nigel Pentland        Executive         Executive Vice President -       Banque AIG, Tokyo Branch, 14th
                      Officer           Asian Marketing                  Flr, Urbannet Otemachi
                                                                         Building, 2-2 Otemachi 2
                                                                         Chome, Chiyoda-ku, Tokyo
                                                                         100-0004 Japan

William S.            Executive         Managing Director, General       50 Danbury Road, Wilton, CT
Shirley               Officer           Counsel and Secretary            06897-4444


                                EXECUTIVE OFFICERS OF AIG KNIGHT LLC

Joseph J. Cassano     Executive         President and Chief              Banque AIG, London Branch, 1
                      Officer           Executive Officer, AIG           Curzon Street, 5th Floor,
                                        Financial Products Corp.         London, U.K.   W1J5RT

Mark S. Balfan        Executive         Chief Financial Officer and      50 Danbury Road, Wilton,
                      Officer           Treasurer, AIG Financial         Connecticut, 06897-4444
                                         Products Corp.



                                 Page 37 of 40



William S.            Executive         Managing Director, General       50 Danbury Road, Wilton, CT
Shirley               Officer           Counsel and Secretary            06897-4444



               DIRECTORS AND EXECUTIVE OFFICERS OF STARR INTERNATIONAL COMPANY, INC.

Maurice R.            Chairman of       Chairman of the Board and        399 Park Avenue, 17th Floor,
Greenberg             the Board         director, Starr International    New York, New York 10022
                      and Director      Company, Inc. and C.V. Starr
                                        & Co., Inc.; Chief Executive
                                        Officer, C.V. Starr & Co.,
                                        Inc.; trustee of C.V. Starr &
                                        Co., Inc. Trust; member,
                                        director and Chairman of the
                                        Board, The Starr Foundation.

Joseph C.H.           President         President and Director           101 First Street, Hamilton,
Johnson               and Director                                       Bermuda HM 12

Edward E. Matthews    Managing          Managing Director and            399 Park Avenue, 17th Floor,
                      Director          director, Starr International    New York, New York 10022
                                        Company, Inc.; director and
                                        President, C.V. Starr & Co.,
                                        Inc.; trustee, C.V. Starr &
                                        Co., Inc. Trust; member and
                                        director, The Starr
                                        Foundation.

Houghton Freeman      Director          President, Freeman Foundation    499 Taber Hill Road, Stowe,
                                                                         VT 05672

Lawrence S.           Director          Private Equity Investor          399 Park Avenue, 17th Floor,
Greenberg                                                                New York, NY 10022

Bertil P-H            Director          Executive Vice President and     399 Park Avenue, 17th Floor,
Lundquist                               General Counsel, C.V. Starr &    New York, NY 10022
                                        Co., Inc.

R. Kendall            Director          Retired                          435 Seaspray Avenue,
                                                                         Palm Nottingham Beach, FL 33480

Howard I. Smith       Director          Vice Chairman-Finance and        399 Park A    venue, 17th Floor,
                                        Secretary, C.V. Starr & Co.,     New York, NY 10022
                                        Inc.

John J. Roberts       Director          Senior Advisor, American         Concordia Farms P.O. Box
                                        International Group, Inc.        703, Easton, MD 21601

Ernest Stempel        Director          Senior Advisor and Honorary      70 Pine Street, New York, NY
                                        Director, American               10270
                                        International Group, Inc.

Cesar Zalamea         Director          President and Chief Executive    Suite 1405-7, Two Exchange
                                        Officer, Starr International     Square, 8 Connaught Place,
                                        Company (Asia), Limited          Central, Hong Kong


                  DIRECTORS AND EXECUTIVE OFFICERS OF C.V. STARR & CO., INC.

Maurice R.            Chairman of the   (See above)                      (See above)
Greenberg             Board, director
                      and Chief
                      Executive Officer



                                 Page 38 of 40



Howard I. Smith       Vice              (See above)                      (See above)
                      Chairman-Finance
                      and Secretary
                      and Director

Edward E. Matthews    President and     (See above)                      (See above)
                      Director

Houghton Freeman      Director          (See above)                      (See above)

John J. Roberts       Director          (See above)                      (See above)

Bertil P-H Lundquist  Director          (See above)                      (See above)

Lawrence S.           Director          (See above)                      (See above)
Greenberg


         DIRECTORS AND EXECUTIVE OFFICERS OF UNIVERSAL FOUNDATION, INC.

Stuart Osborne        President and     President of Universal           Mercury House
                      Director          Foundation                       101 Front Street

                                                                         Hamilton HM 12, Bermuda

Eligia G. Fernando    Director          Retired                          Mercury House
                                                                         101 Front Street
                                                                         Hamilton HM 12, Bermuda

Cesar C. Zalamea      Director          (See above)                      (See above)

Aloysius B. Colayco   Director          Managing Director,               Argosy Partners
                                        Argosy Partners                  8th Floor, Pacific Star
                                                                                Building
                                                                         Makati City, Philippines

Jennifer Barclay      Secretary         Secretary of Universal           Mercury House
                                        Foundation                       101 Front Street
                                                                         Hamilton HM 12, Bermuda

Margaret Barnes       Treasurer         Treasurer of Universal           Fitzwilliam Hall
                                        Foundation                       Fitzwilliam Place
                                                                         Dublin 2, Ireland


         DIRECTORS AND EXECUTIVE OFFICERS OF THE MAURICE R. AND CORRINE P. GREENBERG
                                   FAMILY FOUNDATION, INC.

Maurice R.            Chairman and      (See above)                      (See above)
Greenberg             Director

Corrine P. Greenberg  President and     President and Director,          399 Park Avenue, 17th Floor
                      Director          Greenberg Foundation             New York, New York 10022

Jeffrey W. Greenberg  Vice President    Vice President and               399 Park Avenue, 17th Floor
                      and Director      Director, Greenberg              New York, New York 10022
                                        Foundation

Evan G. Greenberg     Vice President    President and Chief              399 Park Avenue, 17th Floor
                      and Director      Executive Officer, ACE           New York, New York 10022
                                        Limited


                                 Page 39 of 40



Lawrence S.           Vice President    (See above)                      (See above)
Greenberg             and Director

Shake Nahapetian      Treasurer         Administrative                   399 Park Avenue, 17th Floor
                                        Assistant, CV Starr              New York, New York 10022


   DIRECTOR AND EXECUTIVE OFFICER OF THE MAURICE R. AND CORRINE P. GREENBERG
                         JOINT TENANCY CORPORATION, INC.


Maurice R.            Chairman, CEO,    (See above)                      (See above)
Greenberg             President,
                      Treasurer,
                      Secretary and
                      Director


        DIRECTORS AND EXECUTIVE OFFICERS OF AIG GLOBAL INVESTMENT CORP.

Win Jay Neuger        Director          (See above)                      (See above)

Richard Waldo         Director          Senior Managing Director         599 Lexington Ave, 25th floor,
Scott                                                                    NY, NY, 10022

Hans Karl-Erik        Director          Senior Managing Director         599 Lexington Ave, 25th floor,
Danielson                                                                NY, NY, 10022

Robert Thompson       Executive         Senior Managing Director         599 Lexington Ave, 25th floor,
                      Officer                                            NY, NY, 10022

Jeffrey Hurd          Executive         Senior Managing Director         599 Lexington Ave, 25th floor,
                      Officer                                            NY, NY, 10022




















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